Sun Life Financial reports
record quarterly earnings of $512 million
Six-month earnings exceed $1 billion for first time
Toronto – July 27, 2006 – Sun Life Financial Inc. (TSX/NYSE: SLF) today announced record earnings of $512 million or $0.88 per share for the quarter ended June 30, 2006. Earnings per share (EPS) were up 8.6% (14.8% in constant currency) over the second quarter of 2005. Return on equity (ROE) grew to 13.6% for the quarter, up from 13.0% in the second quarter of 2005.
“We achieved strong growth in sales and value of new business domestically and internationally as we continued to execute on our strategy to enhance our global distribution capabilities,” said Donald A. Stewart, Chief Executive Officer. “Continued expansion in India and China underscored our commitment to growth in Asia, and our excellent market position in Canada contributed to strong, stable earnings growth in each of our Canadian businesses this quarter,” he said.
Paul W. Derksen, Executive Vice-President and Chief Financial Officer, noted, “We continued to deliver on our financial commitments to shareholders with solid earnings growth and ROE improvement this quarter despite lower equity markets and the continued strengthening of the Canadian dollar.
“Demonstrating continued confidence in the sustainability of our earnings growth, Sun Life Financial’s Board of Directors raised the common share dividend to 30 cents per share, a total increase of 18% this year,” he said.
Financial Highlights
•	ROE increased 60 basis points (100 basis points in constant currency) to 13.6% from 13.0% in the second quarter of 2005.

•	EPS for the quarter increased 8.6% (14.8% in constant currency) compared to the second quarter of 2005. The strengthening of the Canadian dollar reduced earnings by $28 million or 5 cents per common share this quarter.

•	Sun Life Financial increased its quarterly common share dividend to 30 cents per share, up 9% from 27.5 cents per share paid previously, bringing the total increase this year to 18%.

•	Sun Life Financial repurchased more than 6.5 million common shares for $297 million under its share repurchase program this quarter, for a total share buyback of $398 million in the first six months of this year.

•	Sun Life Financial completed a $300 million domestic public offering of Series C Senior Unsecured 5% Fixed/Floating Debentures due in 2031 in July 2006.
Second Quarter 2006 / sunlife.com     1

Business Highlights
During the second quarter of 2006, the Company progressed on a number of its strategic objectives.
•	The direct sales force in India grew to over 18,000 advisors in 84 branches serving 67 cities, contributing to a 114% local currency growth in agency sales during the first six months of this year.

•	In China, sales grew by 121% in local currency over the second quarter of 2005. Sun Life Everbright Life Insurance Company Limited received preliminary regulatory approval for a new branch in Nanjing, opened a new sales office in Huzhou, and is preparing to open an additional three sales offices in Zhejiang province, increasing its presence to 11 cities in China.

•	In July, Sun Life Financial signed an agreement with the China Everbright Bank to distribute pension and protection products throughout China.

•	Philippines sales increased by 69% in local currency over the second quarter of 2005 as Sun Life Financial continued to build on its #2 market position in the Philippines.

•	Individual Life sales in the United States increased 49% in local currency over the first quarter of 2006, primarily on the strength of sales through the independent distributor channel. With the addition of National Financial Partners and M Financial Group, Sun Life Financial U.S. now has active relationships with nine of the top 10 independent distributors in the United States.

•	Group Life & Health sales in the United States increased by 91% in local currency over the first quarter of 2006, including strong sales through Medical Group Insurance Services, Inc. (MGIS).

•	Individual Insurance wholesale life and health sales in Canada doubled compared to the second quarter of 2005 through deeper penetration of the managing general agent and dealer channels.

•	Group Benefits sales in Canada increased by 233% over the second quarter of 2005. Group Benefits was chosen as the exclusive provider of group insurance through the Canadian Federation of Independent Business (CFIB) in Quebec, providing Group Benefits with direct access to CFIB’s small and medium-sized employer members.

•	Group Retirement Services retained $119 million of assets from members leaving plans this quarter, an increase of 12% over the second quarter of 2005.

•	At MFS, the pre-tax operating profit margin ratio increased to 27% in the second quarter of 2006 from 26% in the first quarter of 2006.
Use of Non-GAAP Financial Measures
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, operating EPS, operating ROE, ROE for business groups and financial performance measures prepared on a constant currency basis. Information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in the Company’s annual and interim Management’s Discussion and Analysis and its Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
The financial results presented in this document are unaudited.
2     Sun Life Financial Inc. / Second Quarter 2006

Analysts’ Conference Call
The Company’s second quarter 2006 financial results will be reviewed at a conference call today at 4:00 p.m. ET. To listen to the call via live audio webcast and to view the presentation slides, please visit our website and double click the Q2 Results link from the homepage 10 minutes prior to the start of the presentation. A link to our webcast page, where you can access the webcast, will be provided along with links to related information. The webcast and presentation will be archived on our website following the event.
Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2006, the Sun Life Financial group of companies had total assets under management of $387 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi	Kevin Strain
Manager, Media Relations	Vice-President, Investor Relations
Tel: 519-888-3160	Tel: 416-204-8163
susan.jantzi@sunlife.com	investor.relations@sunlife.com
Second Quarter 2006 / sunlife.com     3

Management’s Discussion & Analysis
Management’s Discussion & Analysis
for the period ended June 30, 2006
Dated July 27, 2006
Earnings and Profitability

FINANCIAL SUMMARY
Unaudited

	Quarterly Results					Year to Date
	Q2/06	Q1/06	Q4/05	Q3/05	Q2/05	2006	2005
Revenues ($mm)	6,231	5,315	5,338	5,504	5,988	11,546	11,076

Common Shareholders’ Net Income ($mm)	512	491	478	430	477	1,003	935
Operating Earnings[1]($mm)	512	493	490	481	477	1,005	935

Earnings per Common Share (EPS) ($)	0.88	0.84	0.82	0.74	0.81	1.73	1.58
Operating EPS[1]($)	0.88	0.85	0.84	0.82	0.81	1.73	1.58
Fully Diluted Operating EPS[1]($)	0.88	0.84	0.83	0.82	0.81	1.71	1.57

Return on Common Equity (ROE) (%)	13.6	13.1	13.0	11.7	13.0	13.4	12.8
Operating ROE[1](%)	13.6	13.2	13.3	13.1	13.0	13.4	12.8

Average Common Shares Outstanding (mm)	578.8	581.8	582.8	584.2	587.4	580.3	589.6

S&P500 Index (daily average)	1,282	1,283	1,232	1,223	1,181	1,283	1,187
S&P500 Index (close)	1,270	1,295	1,248	1,229	1,191	1,270	1,191
Sun Life Financial Inc. 2 reported common shareholders’ net income of $512 million for the quarter ended June 30, 2006, up $35 million from $477 million in the second quarter of 2005. The increase in common shareholders’ net income was primarily due to increased earnings in Sun Life Financial Canada, MFS Investment Management, Sun Life Financial’s U.K. operations (SLF U.K.) and the Reinsurance business unit, the contribution from the CMG Asia3 acquisition and lower tax expenses offset by lower earnings in Sun Life Financial U.S. The strengthening of the Canadian dollar reduced earnings by $28 million or $0.05 per common share. ROE for the second quarter of 2006 was 13.6% (14.0% in constant currency) compared with 13.0% for the second quarter of 2005. The 60 basis point improvement was the result of improved earnings and repurchase of common shares. EPS were $0.88, 8.6% (14.8% in constant currency) higher than the $0.81 reported in the prior year.
The Company reported a $70 million increase in operating earnings for the first six months of 2006 compared to the same period in 2005 on the strength of growth in Sun Life Financial Canada of $17 million on improved earnings in the Group Wealth and Group Benefits businesses, an increase of $17 million in MFS Investment Management on asset growth and lower expenses and $32 million in Sun Life Financial Asia from the CMG Asia acquisition. As a result of the increase in operating earnings and repurchase of common shares, operating EPS grew from $1.58 per share for the first half of 2005 to $1.73 per share in the first half of 2006, a 9.5% (14.6% in constant currency) increase. Operating ROE increased 60 basis points (90 basis points in constant currency) from 12.8% for the first half of 2005 to 13.4% for the first half of 2006.

[1]	Operating earnings, operating EPS and operating ROE exclude the charge of $51 million related to the sale of Administradora de Fondos de Pensiones Cuprum S.A. (Cuprum) taken in the third quarter of 2005 and the after-tax charges of $12 million and $2 million for the integration of CMG Asia taken in the fourth quarter of 2005 and the first quarter of 2006 respectively. See “Use of Non-GAAP Financial Measures”.

[2]	Or together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial”.

[3]	CMG Asia Limited and CommServe Financial Limited are collectively referred to as CMG Asia.
4     Sun Life Financial Inc. / Second Quarter 2006

Management’s Discussion & Analysis
Common shareholders’ net income of $1,003 million for the first six months of 2006 was $68 million higher than in the first half of 2005 and EPS of $1.73 for the first half of 2006 was 9.5% (14.6% in constant currency) higher than EPS of $1.58 in the first half of 2005.
Performance by Business Group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 4 to Sun Life Financial Inc.’s second quarter 2006 Interim Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “Non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures”.
SLF Canada

	Quarterly Results					Year to Date
	Q2/06	Q1/06	Q4/05	Q3/05	Q2/05	2006	2005
Revenues ($mm)	2,223	2,255	2,288	2,120	2,104	4,478	4,250

Common Shareholders’ Net Income ($mm)
Individual Insurance & Investments	156	150	131	128	145	306	313
Group Benefits	65	37	85	69	54	102	92
Group Wealth[1]	43	47	38	31	37	90	76

Total	264	234	254	228	236	498	481

ROE (%)	15.0	13.7	15.1	13.5	14.2	14.4	14.5

[1]	Group Wealth comprises Group Retirement Services and Institutional Investments.
SLF Canada’s earnings increased by $28 million, or 11.9%, compared to the second quarter of 2005. SLF Canada benefited from strong investment results in Group Benefits, better mortality experience in Group Wealth, increased earnings from CI Financial Inc. (CI) and lower taxes.
•	Individual Insurance & Investments earnings for the second quarter of 2006 increased by 7.6% over the second quarter of 2005 mainly from higher CI earnings of $19 million and lower taxes partially offset by the impact of new business strain and lower reserve releases.

•	Group Benefits earnings for the second quarter of 2006 increased by 20% over the second quarter of 2005 on the impact of $14 million from strong investment results.

•	Group Wealth earnings for the second quarter of 2006 grew by 16% over the same period in 2005 on the positive effect of $6 million from better mortality experience in the quarter.
Six-month earnings increased by $17 million, or 3.5%, over the same period in 2005 due to higher Group Wealth earnings from better mortality experience and asset growth, higher Group Benefits earnings from strong investment results somewhat offset by less favourable mortality and morbidity experience and higher CI earnings, partially offset by $19 million from a return to more normal annuity mortality experience in Individual Insurance & Investments following unusually favourable experience in the same period in 2005.
Second Quarter 2006 / sunlife.com     5

Management’s Discussion & Analysis
SLF U.S.

	Quarterly Results					Year to Date
	Q2/06	Q1/06	Q4/05	Q3/05	Q2/05	2006	2005
Revenues (US$mm)	2,608	1,734	1,699	2,020	2,281	4,342	3,820
Revenues (CDN$mm)	2,929	2,001	1,994	2,443	2,835	4,930	4,724

Common Shareholders’ Net Income (US$mm)
Annuities	64	85	84	78	72	149	106
Individual Life	(4)	23	34	21	20	19	45
Group Life & Health	20	—	10	10	15	20	21

Total (US$mm)	80	108	128	109	107	188	172

Total (CDN$mm)	90	125	149	133	132	215	213

ROE (%)	9.4	12.9	15.6	13.6	13.8	11.0	11.2
Earnings for SLF U.S. declined CDN$42 million, or 31.8%, compared to the second quarter of 2005. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by CDN$10 million compared to the second quarter of 2005.
In U.S. dollars, earnings were US$80 million, US$27 million or 25% lower than in the second quarter of 2005. Earnings decreased this quarter as a result of new business strain and the reserve impact of increased reinsurance rates on Individual Life as well as the negative impact of equity market movements on Annuities. These decreases were partially offset by improved spread income in Annuities, improved claims experience and business growth in Group Life & Health and the impact of increased earnings from lower tax jurisdictions.
•	Annuities earnings decreased US$8 million compared to the second quarter of 2005. The negative impact of equity market movements of US$28 million and losses at MFS Retirement Services Inc. (RSI) were partially offset by improved spread income.

•	Individual Life earnings were US$24 million lower than in the second quarter of 2005 primarily due to new business strain resulting from increased sales and mix of business and the reserve impact of increased reinsurance rates on new business, partially offset by the impact of increased earnings from lower tax jurisdictions.

•	Group Life & Health earnings increased US$5 million compared to the second quarter of 2005 due to improved claims experience and business growth.

•	SLF U.S. issued US$900 million of funding agreement backed medium term notes (MTNs) in the second quarter of 2006 compared to US$600 million of MTNs issued in the second quarter of 2005, increasing revenue by US$300 million compared to the same period in 2005.
Six-month earnings increased by US$16 million, or 9%, over the same period in 2005. Increased Annuities earnings of US$43 million were partially offset by lower Individual Life earnings of US$26 million.
SLF U.S. continued to enhance its product portfolio in the second quarter of 2006. Annuities launched an enhanced optional living benefit rider for its variable annuity product line. Individual Life launched a new Pooled Stable Value product, a first of its kind in the Bank Owned Life Insurance (BOLI) market place. And in July, Individual Life launched its competitive next generation of no-lapse guarantee universal life products, which incorporate increased reinsurance rates.
6     Sun Life Financial Inc. / Second Quarter 2006

Management’s Discussion & Analysis
MFS

	Quarterly Results					Year to Date
	Q2/06	Q1/06	Q4/05	Q3/05	Q2/05	2006	2005
Revenues (US$mm)	362	360	354	342	332	722	664
Revenues (CDN$mm)	407	416	416	412	413	823	820

Common Shareholders’ Net Income (US$mm)	47	45	38	38	34	92	71
Common Shareholders’ Net Income (CDN$mm)	53	52	45	46	42	105	88

Average Net Assets (US$B)	168	167	158	155	147	168	146
Assets Under Management (US$B)	168	170	162	157	150	168	150
Net Sales/(Redemptions) (US$B)	(0.4)	(0.3)	1.9	1.4	3.5	(0.7)	4.2
Market Movement (US$B)	(1.0)	7.5	2.9	6.3	1.8	6.5	(0.6)

S&P500 Index (daily average)	1,282	1,283	1,232	1,223	1,181	1,283	1,187
Earnings for MFS increased CDN$11 million, or 26%, compared to second quarter of 2005. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by CDN$6 million compared to the second quarter of 2005.
In U.S. dollars, earnings were US$47 million, US$13 million or 38% higher than in the second quarter of 2005. Average net assets of US$168 billion increased 14% compared to the second quarter of 2005. Total revenues grew by 9% compared to the second quarter of 2005. Advisory revenues for the period increased to US$209 million consistent with asset growth.
Six-month earnings increased by US$21 million, or 30%, over the same period in 2005 primarily due to growth in advisory revenue of US$50 million while containing operating expenses, and US$9 million from the transfer of RSI.
Net sales at MFS were negative US$0.4 billion for the second quarter of 2006 as continuing positive managed funds net sales of US$1.2 billion did not fully offset retail mutual funds redemptions. Negative market movement contributed US$1 billion of the US$2 billion reduction in total assets under management for the quarter, which ended June 2006 at US$168 billion, an increase of US$18 billion from June 2005.
SLF Asia

	Quarterly Results					Year to Date
	Q2/06	Q1/06	Q4/05	Q3/05	Q2/05	2006	2005
Revenues ($mm)	259	226	257	152	167	485	350

Common Shareholders’ Net Income ($mm)	31	24	7	10	19	55	25

ROE (%)	12.6	10.2	4.3	9.8	17.6	11.2	11.4
SLF Asia’s second quarter 2006 revenues increased 55% for the quarter and 39% for the six-month period over the same periods last year primarily due to the acquisition of CMG Asia and business growth.
Second Quarter 2006 / sunlife.com     7

Management’s Discussion & Analysis
Second quarter 2006 earnings of $31 million increased by $12 million, or 63%, over the same period in 2005 primarily due to the CMG Asia acquisition.
Six-month earnings of $55 million, after net integration costs of $2 million, increased by $30 million, or 120%, over the same period last year mostly due to the CMG Asia acquisition.
SLF Asia sales momentum continued in the second quarter, with sales up 46% in Canadian currency over the same period last year. In local currencies, Hong Kong sales were up 79% due to the CMG acquisition. In India, the number of agents crossed the 18,000 mark, doubling the agency count from a year ago, and contributing to the 114% growth in agency sales during the first six months of this year. Sun Life Everbright sales grew by 121% year-over-year due to improved agent productivity, increased bancassurance sales and the opening of additional sales offices in Zhejiang province. Philippines had a strong second quarter of sales, with sales up 69% over last year, while sales in Indonesia were up a solid 25%.
Corporate
Corporate includes the results of SLF U.K, the active Reinsurance business unit and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups. Run-off reinsurance is included in Other operations.

	Quarterly Results					Year to Date
	Q2/06	Q1/06	Q4/05	Q3/05	Q2/05	2006	2005
Common Shareholders’ Net Income/(Loss) ($mm)
SLF U.K.	48	38	58	48	39	86	86
Reinsurance	24	9	(18)	(6)	15	33	29
Other	2	9	(17)	(29)	(6)	11	13

Total	74	56	23	13	48	130	128
Common shareholders’ net income of $74 million in the second quarter of 2006 reflected increased earnings of $9 million from SLF U.K. from improved annuities claims experience and $9 million from Reinsurance due to business growth and lower new business strain compared to the second quarter of 2005. Six-month earnings were virtually flat with the previous year as the favourable impact of higher in-force and lower new business strain in Reinsurance largely offset less favourable mortality.
Additional Financial Disclosure
Revenue
Under Canadian GAAP, premium revenue includes annuity premiums, which are excluded as revenue under U.S. GAAP and also for similar products sold by other financial institutions.
Revenues of $6.2 billion in the second quarter of 2006 increased by $243 million over the same period in 2005. The increase was largely due to higher premiums of $228 million, mostly from life and health insurance and the sale of MTNs partially offset by lower U.S. fixed annuity premiums, including fixed indexed annuities. Excluding the unfavourable impact of $435 million due to the strengthening of the Canadian dollar against foreign currencies, revenues grew $678 million.
8     Sun Life Financial Inc. / Second Quarter 2006

Management’s Discussion & Analysis
Premium revenue rose to $3.9 billion, improving by $228 million over the second quarter last year, or by $507 million excluding the unfavourable impact of $279 million due to the strengthening of the Canadian dollar. Life insurance premiums rose by $83 million as SLF U.S. Individual Life contributed premium gains of $54 million mainly from higher core Universal Life premiums. Hong Kong’s integration of CMG Asia accounted for SLF Asia’s life insurance premiums increase of $36 million. Health insurance premiums grew by $110 million on the strength of SLF Canada’s Group Benefits business, with a $106 million increase of which $60 million resulted from the termination of a reinsurance agreement in the latter half of 2005.
Annuity premiums were slightly ahead by $35 million as compared to the second quarter of 2005 despite the negative effect of $163 million from the strengthening of the Canadian dollar against foreign currencies. The US$900 million of MTNs issued this quarter versus last year’s second quarter US$600 million MTN program by SLF U.S. was partly offset by the decrease in U.S. fixed annuity premiums, including fixed indexed annuities.
Second quarter 2006 net investment income declined by $18 million from the second quarter of 2005. The strengthening of the Canadian dollar produced an unfavourable currency effect of $90 million, which was partially offset by gains from fluctuations in equity markets and interest rate levels.
Fee income of $759 million in the second quarter of 2006 was up $100 million from the same period in 2005 before the unfavourable currency translation impact of $67 million. Additional asset management fees were earned on higher asset levels.
Total revenue of $11.5 billion for the six months ended June 30, 2006 increased by $470 million compared to the same period in 2005 primarily due to higher premiums. SLF Canada’s Group Benefits premiums rose by $219 million due to business growth and the termination of a reinsurance agreement, partly offset by lower SLF Canada Group Wealth premiums of $72 million as a result of a large sale in 2005. Increased SLF U.S. life insurance premiums of $116 million mainly from Individual Life’s universal life products, an additional US$300 million from the 2006 MTN issuance, higher net investment income and improved fee income on higher asset levels were partly reduced by an unfavourable currency effect of $620 million due to a stronger Canadian dollar and lower U.S. fixed annuity premiums.
Assets Under Management
AUM were $387.2 billion at June 30, 2006 compared to $402.4 billion at March 31, 2006, and $377.1 billion at June 30, 2005. The decrease of $15.2 billion between March 31, 2006 and June 30, 2006 primarily resulted from:
(i)   a drop of $3.8 billion from market performance; and
(ii)  a decrease of $11.5 billion from the strengthening of the Canadian dollar against foreign currencies at the end of the second quarter of
       2006.
AUM increased $10.1 billion between June 30, 2005 and June 30, 2006 mainly related to continued business growth and:
(i)   positive market movements of $25.2 billion;
(ii)  net sales of mutual, managed and segregated funds of $3.7 billion;
(iii) an increase of $4.4 billion from the CMG Asia acquisition; partially offset by
(iv) a decrease from the strengthening of the Canadian dollar against foreign currencies of $25.9 billion.
Changes in the Balance Sheet and Shareholders’ Equity
Total general fund assets were $110.6 billion at June 30, 2006, compared to $111.3 billion a year earlier. Organic business growth of $2.7 billion, primarily from SLF U.S. and the $2.2 billion CMG Asia acquisition were eroded by the $5.6 billion negative currency effect from the stronger Canadian dollar.
Second Quarter 2006 / sunlife.com     9

Management’s Discussion & Analysis
Total general fund assets at June 30, 2006 were $295 million lower than December 31, 2005. Business growth, mainly from SLF U.S., was more than offset by a $1.9 billion reduction from the strengthening of the Canadian dollar against foreign currencies.
Actuarial and other policy liabilities of $76.9 billion at June 30, 2006 were $386 million lower than at June 30, 2005. Business growth, mostly in SLF Canada and SLF U.S., and an increase of $1.6 billion from the acquisition of CMG Asia were offset by a $4 billion reduction due to the stronger Canadian dollar.
Actuarial and other policy liabilities were $589 million lower at June 30, 2006 compared to December 31, 2005 primarily due to the unfavourable currency impact of $1.4 billion as the Canadian dollar strengthened against foreign currencies.
Shareholders’ equity, including the Company’s preferred share capital, increased from $15.5 billion at December 31, 2005 to $15.8 billion at June 30, 2006. Shareholders’ net income, before preferred share dividends of $22 million, contributed $1 billion. Dividend payments on common shares of $319 million and $353 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs, partly diminished this increase. Currency fluctuations further decreased equity by $267 million.
Shareholders’ equity at June 30, 2006, including the Company’s preferred share capital, was $227 million lower than at March 31, 2006. Shareholders’ net income, before preferred share dividends of $11 million, contributed $523 million. Dividend payments on common shares of $159 million and $281 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs, reduced this increase. Currency fluctuations further decreased equity by $299 million.
At June 30, 2006, Sun Life Financial Inc. had 575,323,470 common shares and 39,000,000 preferred shares outstanding.
Cash Flows

	Quarterly Results		Year to Date
($mm)	Q2/06	Q2/05	2006	2005
Cash and cash equivalents, beginning of period	3,902	3,959	2,740	3,748
Cash flows provided by (used in):
Operating activities	671	1,092	1,538	1,828
Financing activities	(441)	(425)	258	(277)
Investing activities	(452)	(282)	(855)	(992)
Changes due to fluctuations in exchange rates	(99)	(4)	(100)	33

Increase (Decrease) in cash and cash equivalents	(321)	381	841	592

Cash and cash equivalents, end of period	3,581	4,340	3,581	4,340
Short-term securities, end of period	942	1,886	942	1,886

Total cash, cash equivalents and short-term securities	4,523	6,226	4,523	6,226

Net cash, cash equivalents and short-term securities at the end of the second quarter of 2006 decreased by $1.7 billion from the second quarter of 2005 mainly as a result of a net increase in investments in long-term assets and the acquisition of CMG Asia in the fourth quarter of 2005. Cash flows generated by operating activities in the second quarter of 2006 were $421 million lower than the same period a year ago primarily due to the impact of the timing of investment transactions. Cash used in investing activities increased by $170 million from a year ago reflecting a higher level of net purchases of investment assets during the quarter partially offset by the redemption of $150 million of Sun Life Assurance Company of Canada preferred shares in the second quarter of 2005.
10     Sun Life Financial Inc. / Second Quarter 2006

Management’s Discussion & Analysis
The Company had net cash flows of $841 million in the first six months of 2006 compared to $592 million in the comparable period of 2005. Financing activities reflect the issuance of $700 million fixed/floating debentures in the first quarter of 2006 and a reduction of $150 million in preferred shares issued in the first half of 2006 as compared to the same period a year ago. Cash flows from investing activities increased by $137 million with the $150 million redemption in Sun Life Assurance Company of Canada preferred shares in the second quarter of 2005.
Taxes
The effective tax rate for the quarter was affected by the following events:
(i) the reduction in the Canadian Federal Corporate Tax rate decreased participating policyholder pre-tax earnings by $58 million and tax expense by $58 million, with no net impact on Common Shareholders’ Net Income;
(ii) the Canadian Federal Corporate Tax rate reduction also had the effect of increasing Common Shareholders’ pre-tax earnings by $19 million and tax expense by $3 million, for a net increase in Common Shareholders’ Net Income of $16 million; and
(iii) the resolution of outstanding tax issues reduced taxes by $29 million.
The effective tax rate reported was 1%; excluding the events noted above, the effective tax rate was 16%. This rate reflects the impact of increased earnings from lower tax jurisdictions and the sustainable reduction in the Company’s effective tax rate.
Risk Management
Sun Life Financial has developed a framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management on a monthly basis and to the Risk Review Committee of the Board quarterly. Sun Life Financial’s risk management procedures and risk factors are described in Sun Life Financial Inc.’s Management’s Discussion and Analysis (MD&A) and Annual Information Form (AIF) for the year ended December 31, 2005. Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change as market levels change, new business is added, or as management actions are taken.
Outlook
During the past quarter, North American interest rates trended up and stock market indices trended down. Shorter-term bond yields increased marginally higher than longer-term bond yields, contributing to the further flattening of the yield curve. The Canadian dollar remained strong in comparison to the U.S. dollar.
The Company generally benefits from steady or slowly increasing interest rates from recent levels, particularly in the U.S. fixed annuity and universal life businesses; however, this benefit is partially offset by a flat or inverted yield curve. Declining stock market indices may adversely affect earnings from market-based products and flows in the Company’s asset management businesses. The Company’s earnings will benefit from a reduction in the value of the Canadian dollar versus foreign currencies, most notably the U.S. dollar.
Second Quarter 2006 / sunlife.com     11

Management’s Discussion & Analysis
Regulatory and Legal Matters
Sun Life Financial Inc. and certain of its U.S. subsidiaries are cooperating with insurance and securities regulators and other government and self-regulatory agencies in the United States in their investigations and examinations with respect to various issues. Certain of these investigations and examinations may lead to settled administrative actions. While it is not possible to predict the resolution of these matters, management expects that their ultimate resolution will not be material to the Company’s consolidated financial condition or results of operations.
As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to the settlements between MFS and U.S. regulators in 2004 and it is not possible to predict the outcome of these actions at this time. Sun Life Financial Inc. and its subsidiaries are also engaged in various legal actions in the ordinary course of business, which are not expected to have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial position or results of operations.
Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual MD&A, annual financial statements and AIF for the year ended December 31, 2005. Copies of these documents are available at www.sedar.com.
Use of Non-GAAP Financial Measures
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual MD&A and the Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
Operating earnings, operating EPS and operating ROE exclude the charge of $51 million related to the sale of Cuprum taken in the third quarter of 2005 and the after-tax charges of $12 million and $2 million for the integration of CMG Asia taken in the fourth quarter of 2005 and the first quarter of 2006 respectively.
Forward-Looking Statements
Some of the statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Company. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events.
12     Sun Life Financial Inc. / Second Quarter 2006

Management’s Discussion & Analysis
Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of Sun Life Financial Inc. may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in Sun Life Financial Inc.’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual MD&A, and annual and interim financial statements which are available for review at www.sedar.com.
Factors that could cause actual results to differ materially from expectations include, but are not limited to: external factors, including changes in equity market performance, interest rates, currency exchange rates and government regulations; the amount and composition of assets under management; the management of product pricing; mortality and morbidity rates; expense management; the maintenance of spreads between credited rates and investment returns; surrender and lapse rates; the management of market and credit risks; the management of risks inherent in products with guaranteed benefit options; and the results of regulatory investigations into the practices of the mutual fund, insurance, annuity and financial product distribution industries, including private legal proceedings and class actions that have been commenced or threatened in connection with these practices. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

Second Quarter 2006 / sunlife.com     13